04046975

WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
Fax + 1 212 354 8113
www.whitecase.com

RECD S.E.C.
DEC 16 2004
1086

Direct Dial + (212) 819-8631 vpupello@whitecase.com

December 15, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

Re: Grupo Industrial Saltillo, S.A. de C.V.
Commission File No. 82-5019

SUPPL

Ladies and Gentlemen:

On behalf of our client, Grupo Industrial Saltillo, S.A. de C.V. (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, a translation of the minutes of the General Extraordinary Stockholders' meeting of the Company held on April 30, 2004.

Please contact Howard Kleinman at (212) 819-8656 or Vanessa Pupello at (212) 819-8631 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

Vanessa Pupello (D.J.D.)

Vanessa Pupello

VP:vp

Enclosure

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

1/3

(Translation)

MINUTES N° 78

The persons appearing on the Attendance List which, signed by the Tellers and the Secretary, is attached to the file of these minutes, assembled at 12:26 p.m. on April 30, 2004, at Boulevard Vito Alessio Robles 2391, Corredor Industrial, in Saltillo, Coahuila, for the purpose of holding the General Annual Ordinary Stockholders' Meeting of GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V., to which they were called by means of a notice published on April 1st, 2004, on the newspapers *Vanguardia, Palabra, El Heraldo* and *El Diario de Coahuila* of this City, and *Reforma* and *El Financiero* of Mexico City.

Mr. Juan Carlos López Villarreal, Co-Chairman of the Board of Directors and Co-President of the Company, chaired the meeting and, upon his motion, Mr. Jorge Barrero Stahl acted as Secretary, with the unanimous approval of the stockholders.

The Secretary certified that, according to the Report prepared by the Secretary of the Board of Directors, for at least fifteen days prior to the date set to hold the meeting, the Company made available to the stock market intermediaries the forms of letter proxies drawn up by the Company in order for anyone wishing to attend the meeting on behalf of stockholders to be able to establish their qualifications to do so; the Secretary himself made sure that the provisions of Article 14 bis

3, Section VI, paragraph c), of the Stock Market Law [**Ley del Mercado de Valores**], were complied with.

The Chairman appointed Messrs. Fernando García González and Saúl Castañeda Vergara as Tellers, who accepted their appointments, checked the meeting Admittance Cards, the Letter Proxies and the Stock Transfer Book, and drew up the Attendance List which, signed by the Tellers and the Secretary, is attached to the file of this meeting and which establishes that 277,380,153 shares, which account for 97.10% of the 285,658,905 voting shares of stock of Grupo Industrial Saltillo, S.A. de C.V., were represented at the meeting.

Based on the Tellers' attestation, the Chairman declared the meeting legally convened in that the quorum required by the Company's By-Laws was present and the notice for the meeting was published with as much advance time as provided by said By-Laws.

The Chairman thereupon asked the Secretary to read the following

AGENDA:

I. Filing and if proper approval of the Board of Directors' Report on the Company's business during the fiscal year which ended on December 31st, 2003.

II. Discussion and if proper approval of a motion to allocate profits.

III. Discussion and if proper approval of a motion to pay a dividend at the rate of Ps.0.72 per each share of stock outstanding as of the date of the meeting.

IV. Filing and if proper approval of the report on the policies followed and transactions carried out by the Company with shares of stock issued by it and, if proper, approval of a motion to set a maximum limit of Ps.250,000,000 to devote to the purchase of such shares.

V. Appointment of the members of the Board of Directors and of the Audit Committee, of the Examiner and of the Chairman and Secretary of the Board of Directors and the Audit Committee.

VI. Remuneration payable to the members of the Board of Directors and of the Audit Committee and to the Examiner.

VII. Appointment of Delegates to enforce and formalize the resolutions passed by the meeting.

The stockholders by a unanimous vote approved the Chairman's declaration and addressed the Agenda as follows:

ITEM ONE. The Chairman reported that in fulfillment of Article 172 of the General Business Corporation Law [**Ley General de Sociedades Mercantiles**], the Board of Directors' Report on the Company's business during the fiscal year that ended on December 31st, 2003, would be filed, which addresses the policies followed by the Company's Management and the main existing projects; he further stated that the individual Financial Statements of GRUPO

INDUSTRIAL SALTILLO, S.A. DE C.V., and the Audit Committee's Report for such fiscal year to which reference is made in Article Thirty Fifth of the Company's Charter and By-Laws, are part of such financial statements.

Copies of the Annual Report and of the individual Financial Statements of GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V., were distributed among the attendees.

The Chairman thereupon read the Board of Directors' Report to the stockholders on the Company's and its Subsidiaries' operations and activities during the fiscal year that ran from January 1st to December 31st, 2003.

Thereupon, upon the Chairman's request, Mr. Felipe Mellado Flores, with the aid of slides, explained the Consolidated Financial Statements of GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V., as of December 31st, 2003.

Also upon the Chairman's request, the Secretary, Mr. Jorge Barrero Stahl, in the absence of Mr. Adán Elizondo Elizondo, Company Examiner, read the Examiner's Report in which the Examiner states that he reviewed the creation and subsistence of the Directors' performance bond, the report on the business of GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V., and the Individual and Consolidated Financial Statements for the fiscal year which ended on December 31st, 2003, which were audited by outside auditors; that he attended most of the Board of Directors' meetings, that the Company's Financial Statements drawn up by the Company's

Management show that Company's individual and consolidated financial condition as of December 31st, 2003, and that in his opinion the Financial Statements and the criteria followed by the Company are sufficient and proper.

The Secretary read the Audit Committee's Report for the fiscal year which ran from January 1st to December 31st, 2003, on the activities carried out by the Audit Committee and which shows that in fulfillment of the provisions of Articles Thirty Third, Section XI, Paragraph (i), and Thirty Fifth, Paragraph (b), of the Company's Charter and By-Laws, it reviewed the Company's and its stockholders' or related parties' operations and transactions within the parameters established by the Charter and By-Laws of GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V.

The stockholders thereupon by a unanimous vote

R E S O L V E D :

"1. The Board of Directors' Report to the Stockholders' Meeting of GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V., on the Company's business for the fiscal year that ran from January 1st to December 31st, 2003, as well as the Audit Committee's Report for said fiscal year, are approved as filed. Attach a copy of said reports to the file of these minutes.

2. The Report prepared by Mr. Adán Elizondo Elizondo, Company Examiner, on the Financial Statements of GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V., as of December 31st, 2003, is approved. Attach a copy of said Report to the file of these minutes.

3. The individual Financial Statements of GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V., and the consolidated Financial Statements of GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V. and its Subsidiaries as of December 31st, 2003, are approved. Attach a copy of said Financial Statements to the file of these minutes.

4. The acts carried out by the members of the Company's Board of Directors and Audit Committee as well as by the Company Examiner in fulfillment of their duties during the fiscal year which ended on December 31st, 2003, are ratified and approved, and the Board and Committee members and the Examiner are thanked for the valuable services to the Company."

ITEM TWO. Mr. Juan Carlos López Villarreal, on behalf of the Board of Directors, thereupon submitted to the meeting a project of allocation of the Net Profit for the fiscal year which ended on December 31st, 2003, which aggregates Ps.207,153,000; said amount includes the Company's share of the subsidiaries' profits, after deducting the applicable income tax and adding the favorable balance of the deferred Income Tax Account.

The stockholders by a unanimous vote thereupon

R E S O L V E D :

"5. The legal reserve is not increased due to the fact that it exceeds 20% of the capital stock, as required by the General Business Corporation Law.

6. Apply Ps.207,153,000, which represents the profit earned in the fiscal year that ran from January 1st to December 31st, 2003, to the Prior Fiscal Years' Profits Account."

ITEM THREE. In consideration of Item Third of the Agenda, the Chairman reported that there was a motion to pay a Ps.0.72 dividend per each share of stock outstanding as of this date, out of the Prior Fiscal Years' Profits Account. The Secretary stated that, in addition, there was a stockholder motion for the meeting to agree on and authorize the distribution of said amount as follows:

A) Ps.0.60 per outstanding share, payable from May 7, 2004, onward; and

B) The balance, that is, up to Ps.0.12 per share of stock, is to remain available to the Board of Directors so that it distribute it as a dividend if, based on the Company's financial condition and investment plans, it deems it advisable, in such terms as it may deem proper, or else keep it in the Company as part of the Prior Fiscal Years' Profits Account.

The stockholders discussed the foregoing and by a unanimous vote

R E S O L V E D :

"7. The payment of a dividend of up to Ps.0.60 per each of the 285,660,605 outstanding shares of stock and out of the Prior Fiscal Years' Profits Account, after May 7, 2004, in a

single installment, is declared upon surrender of coupon number 3 of the 2002-1 Issue stock certificates.

8. The Board of Directors is authorized, if it deems it advisable and based on the Company's financial condition and investment plans and requirements, and out of the Prior Fiscal Years' Profits Account, to approve the payment of additional dividends for no more than Ps.0.12 per share of stock, in one or more installments, when and as the Board of Directors may determine. For as long as the Board does not authorize the payment of additional dividends, the amount of which is available to it for said purposes, such amount will be kept in the Prior Fiscal Years' Profits Account. The Board of Directors is authorized not to distribute part of such amount."

ITEM FOUR. In consideration of Item Fourth of the Agenda, the Secretary submitted to the meeting the report on the policies followed and transactions carried out by the Company with its own shares of stock as of December 31st, 2003. He further stated that as of that date the Company had 1,208,555 shares of Treasury Stock that it purchased and had not placed as of that date.

He further stated that during the 2002 fiscal year, the Company purchased 1,248,300 shares of stock and placed among investors 3,769,000 shares of stock during the same fiscal year.

The Secretary thereupon reported that the Board of Directors submitted to the meeting, for consideration, a motion

to set at Ps.250,000,000 the maximum amount that the Company may devote to buy its own shares of stock, for the purposes of Article Tenth of the Company's Charter and By-Laws and Article 14 Bis 3, Section I, of the Stock Market Law.

The stockholders discussed the foregoing and by a unanimous vote

R E S O L V E D :

"9. The report on the policies followed and transactions carried out by the Company with its own shares as of December 31st, 2003, is approved.

10. The maximum amount that the Company may devote to buy its own shares during the period running from the date of this meeting to the date of the next Annual Ordinary Stockholders' Meeting is set at Ps.250,000,000."

ITEM FIVE. The Chairman reported to the meeting that, pursuant to Articles Twenty Eighth and Thirty Fifth of the Company's Charter and By-Laws, the members of the Board of Directors and of the Audit Committee for this fiscal year were to be appointed, and asked the Secretary to read the letter sent to the meeting by Banco del Centro, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, S.A., on behalf of certain stockholders, regarding the appointment of the persons they propose as members of the Board of Directors and the Audit Committee and as Proprietary and Deputy Examiners, which proposal bears in mind the directions that, pursuant to the amendments to

the Stock Market Law, apply to the formation of the Board of Directors, including the participation of independent directors.

The stockholders by a unanimous vote, except for the vote of each interested party,

R E S O L V E D :

"11. The Board of Directors of GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V., will from the date of this meeting onward, be made up as follows:

PROPRIETARY DIRECTORS	DEPUTY DIRECTORS
Juan Carlos López Villarreal	Isidro López Villarreal
Ernesto López de Nigris	Javier López de Nigris
Julián Dávila López	Alejandro Dávila López
Guillermo Elizondo López	Javier Cabello Siller
Eduardo López Alanís	Francisco López Alanís
Armando López Recio	Oscar López Recio
Antonio Madero Bracho	Felipe Mellado Flores
Andrés M. Sada Zambrano	José G. Pozas de la Vega
Claudio X. González	Jorge Barrero Stahl
Eugenio Clariond Reyes-Retana	José G. Pozas de la Vega
José Antonio Fernández	Jorge Barrero Stahl
Luis Berrondo Ávalos	Jorge Barrero Stahl

12. Messrs. Ernesto López de Nigris and Juan Carlos López Villarreal are appointed Co-Chairmen of the Board of Directors for the 2004 fiscal year.

13. The Audit Committee of GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V., will be made up as follows for the 2004 fiscal year:

AUDIT COMMITTEE

Eugenio Clariond Reyes-Retana	Chairman
Andrés M. Sada Zambrano	
Javier Cabello Siller	

14. Messrs. Adán Elizondo Elizondo and Rafael Gómez Eng are respectively appointed Proprietary Examiner and Deputy Examiner of the Company.

15. The appointed members of the Board of Directors and of the Audit Committee and Examiners have prior to this meeting accepted their appointments."

ITEM SIX. The Secretary filed with the stockholdrs, for consideration, a motion to pay Ps.15,000.00 to the members of the Board of Directors and of the Audit Committee as well as the Proprietary and Deputy Examiners of GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V., for each Board and Committee meeting that they attend.

The stockholders thereupon by a unanimous vote

R E S O L V E D :

"16. The motion to pay Ps.15,000.00 to the members of the Board of Directors and of the Audit Committee as well as the Proprietary and Deputy Examiners of GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V., for each Board and Committee meeting that they attend, is approved."

ITEM SEVEN. In consideration of Item Seventh of the Agenda, the stockholders by a unanimous vote

R E S O L V E D:

"17. Ms. Laura L. Buendía de Treviño and Messrs. Felipe Mellado Flores, Jorge Barrero Stahl, Alberto Saavedra O., Manuel Isidro Fernández Pérez and José G. Baptista González are

appointed Delegates of this Meeting so that, either jointly or individually, they appear before the notary public of their choice to notarize the minutes of this Meeting in whole or in part if they deem it advisable or necessary, and either they or their designee record the corresponding public deed [**instrumento público**] in the Register of Deeds [**Registro Público de la Propiedad y del Comercio**] of the Company's domicile, and generally take all of such steps and sign all of such documents as may be necessary to formalize and fulfill the resolutions passed by this Meeting, and issue such certified copies of the minutes of this Meeting as they may deem advisable. Likewise, each delegate, individually, is authorized to declare, under oath, upon showing up before the notary public to notarize the minutes of this Meeting, that the company has made sure that the tax identification numbers [**clave del registro federal de contribuyentes**] submitted by the stockholders who attended this meeting and which are transcribed on the attendance list, is consistent with the tax identification number appearing on the respective tax identification cards [**cédula de identificación fiscal**] and that the Company will choose to file with the corresponding Local Tax Collection Office, within the applicable term, the list of its non-Mexico resident stockholders, as proper, pursuant to Article 27 of the Federal Tax Code [**Código Fiscal de la Federación**] and other applicable statutes.

Likewise, the Secretary of the Meeting is authorized to issue such certified copies of these minutes as he may deem proper."

Since no further business were submitted for consideration, the Stockholders adjourned the Meeting for as long as it was necessary in order to draw up these minutes, which were read and thereupon approved by the stockholders and then signed by the Chairman, the Tellers and the Attesting Secretary.

Record is made of the fact that all of the attendees were present throughout the meeting.

The following documents are attached to the file of these minutes: a) The Attendance List plus exhibits, indicating, in each case, the name of the holders of the shares represented at the Meeting, and the corresponding tax identification numbers of the stockholders who were present and who must request the registration as provided in the applicable laws; b) Letter proxies; c) Admittance Cards; d) Proof of Deposit of the Shares of Stock; e) Board of Directors' Report; f) The Individual and Consolidated Financial Statements of GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V., as of December 31st, 2003; g) The Examiner's Report; h) The Audit Committee's Report; j) Copies of the Newspapers *Vanguardia, Palabra, El Heraldo* and *El Diario de Coahuila* of this City and of *Reforma* and *El Financiero* of the City of Mexico, Federal District, of April 1st, 2004.

The Meeting was adjourned at 1:15 p.m. on April 30, 2004.

JUAN CARLOS LÓPEZ VILLARREAL
Chairman

JORGE BARRERO STAHL
Secretary

FERNANDO GARCÍA GONZÁLEZ
Teller

SAÚL CASTAÑEDA VERGARA
Teller